INVEST IN **RESERVOIR**

Two mothers formulating safe + effective products with biotechnology to care for your home + body

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LEAD INVESTOR ⌄

 **Julie Wroblewski**

I'm incredibly excited to invest in this innovative and important company. I invested in Reservoir because of the vision of these Founders and the massive market opportunity they're pursing in safe, effective, and sustainable laundry detergent and personal care products. In our first conversation, I was immediately struck by the vision, deep conviction, and expertise of the Founders Jessie and Melinda. The network and partnerships they've developed - including on manufacturing and distribution - provide a strong foundation for growth, well beyond the maturity of a typical early-stage business. The brand they've built is captivating, beautiful, and inspiring. I'm thrilled to support Reservoir's growth and success, and feel fortunate to be along for the ride.

Invested $5,000 this round

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shopreservoir.com   Topanga CA

Highlights

1. Propriety formulas - using new innovative materials for safe and effective home and personal care

2. Partnership with leading Bio-tech company, Checkerspot, with over 10 years of R+D

3. Exclusive manufacturing relationship with award winning eco-formulators with Fortune 100 experience

4. Public Benefit Corp with focus on triple bottom line - people, planet, profit.

5. Industry Vet Partners across CPG (P&G + Walmart) and culture - have generated $1B+ in value creation

6. Powered by superior biomaterials, like microalgae, that can deliver a post-petroleum future.

7. Market Demand is Huge: 66% consumers are willing to pay more for sustainable products

Our Team

 **Jessica Samedi** CEO



Melinda Dean Co-Ceo

Pitch



Living Reframed
Products for our Collective Home







Everything in our home is connected to everything in our collective home.

Our connectedness is as close as our own skin. The home of our body dwells in the home where we live that rests in the home of our Earth (cosmic wink). What we bring into contact with one shares a living link with the other.

Reservoir is founded by women who understand that to be worthy of a repeat purchase, sustainable cleaning products must be as tough on mud stains as they are gentle on the planet. Thanks to new innovations in biotech, we're able to offer freedom from chemical-packed conventional detergents without sacrificing effectiveness.

Powered by science that delivers without compromising sustainability, Reservoir is the new standard of home and body care, for all of our homes.



The Problem is Perception

Consumers want sustainable, high-performance products, but they don't know how to identify and evaluate them.

- ❖ 66% of total US consumers and 80% of those consumers under age 34 are willing to pay more for sustainable products versus less sustainable competitors.

- ❖ However, research shows that consumers perceive eco-friendly products as less effective than conventional products with a higher environmental impact.

- ❖ As a result, 78% of US consumers say that even though they would prefer to support companies that align with their values, they don't know how to identify high-quality, environmentally friendly companies.

Source: 2022 Business of Sustainability Index Study



The Solution is Reservoir

- ❖ Led by founders uniquely positioned to understand the target audience's mindset, Reservoir is both aspirational, relatable, and poised to address consumer misconceptions.

- ❖ Reservoir's best-in-class proprietary formulations leverage microalgae to deliver the highest level of performance without sacrificing sustainability.

- ❖ Our product range showcases the power of microalgae to lather, calm, cleanse, restore, soothe, and hydrate—and our brand voice wins consumer confidence by sharing why Reservoir works in accessible language.






















Where do
we begin?

Relevance

We spend over 99% of our lives in contact with textiles.

Status Quo

Today's standard of textile care is overwhelmingly offered in single-use plastic containers, filled with ingredients poisoning our bodies, waterways, food systems, and homes - our Earth.

Formula

The answer is a union of 2 ingredients: (1) Products that harness nature's intelligence while honoring the environment that keeps her alive (2) vessels that harmoniously elevate and integrate with today's lifestyle.

1st Launch

Reservoir's initial product launch uses biotech processes to create an eco-friendly trio of laundry liquids powered by biomimicry and packaged in modern, sustainable vessels that benefit consumers' homes and our collective home.

There is one product found in every home that cares for all of our textiles - laundry soap.

3 Botanical Blends

nature walk
freshly picked
fragrance free





Nature Walk *Freshly Picked* *Fragrance Free*



Our Hero Ingredient
Checkerspot Microalgae

- ❖ Best of both worlds - top notch performance + sustainability
- ❖ More efficient ingredient: faster production & less waste
- ❖ Lower carbon footprint than alternatives
- ❖ Better product performance
  - ➢ Textile longevity
  - ➢ Stain removal
  - ➢ Hypoallergenic
  - ➢ Softness
  - ➢ Color retention

Key Strategic Advantage:
Checkerspot Partnership



- ❖ Checkerspot is a biotech company responsible for some of the industry's most significant advances. After ten years of R&D, their signature natural biomaterial, microalgae oil, can now replace petroleum in surfactants.

- ❖ Through our partnership, Reservoir will introduce the power of microalgae oil to the world, one eco-friendly household product at a time.

- ❖ This technology has the potential to change the world, and Checkerspot recognizes our nature-first POV as essential for introducing the ingredient that can unlock a post-petroleum future into the greatest number of homes.

- ❖ We're drawn to nature, so we made it a fundamental part of our blueprint.

- ❖ These grassroots led us to **Checkerspot**. An experienced company reaching into some of the most significant bio founded technology to date.

- ❖ With over 10 years of R&D work, their signature natural biomaterial, **microalgae oil**, has tremendous potential to change the world and help us live in a post-petroleum re-imagined future.



The Reservoir Reclamation Program
Every element of our packaging is designed to be recycled, reused, or repurposed in at least one way.

Reclamation List:

1. **Aluminum Vessels**
   Simplified storytelling on recycling system today, Reservoir's direct recycling partnerships, the Earth impactful considerations that led to Reservoir choosing aluminum vessels (weight + recyclability), and how aluminum is recycled

2. **Nesting Cup**
   Our partnership with Checkerspot in creating the nesting measuring cup. Made from algae resin, it becomes a planter for seedlings that can be planted in the garden like cow cups

3. **Vessel Cap**
   An algae resin cap that becomes a 'vitamin' pill for the garden, just add water

4. **Packaging Box**
   Recyclable + reinvent-able. Unfold Reservoir boxes to make a pin-able inspiration board to hang on the kids wall or office

5. **Algae Foam**
   Hand tear algae foam and place atop indoor plants or garden beds for a dose of soil microbes



Our Philosophy

If change is at the heart of life, one of the best ways we can champion our own evolution is to keep the conversation of reclamation a living one.



A system to support as many lifestyles as there are people, and to relook at the things we use often beyond their initial purpose:

An aluminum vessel becomes a surgical case in a hospital, a nesting cup becomes a planter to adorn a window, algae foam becomes nourishment for soil biomes, a cardboard box becomes a pin cushion board to hang our children's favorite drawings on a wall...

Our Founders
Jessie & Melinda



Mothers... tend. Care take. They heal. They welcome. Steward. Seek. Story tell. Innovate. They are artists, students, and humans with rich histories.

We could share stories of Jessie's (left) 10 years in event production where she witnessed and was forever changed by the scale of waste and disposability people are capable of creating. We could make good memories listening to Melinda's (right) time collecting grease from Los Angeles restaurants to convert it into biodiesel she sold to Ed Sharpe and Bonnie Rait to turn their tour green - and we will.

Our founders stories prove how impactful individual actions and experiences can be, and is more consumers to take simple steps at home. Our founders, like our consumers, create new stories everyday. Reservoir isn't just a collection of products for change, its an invitation to create a transparent lifestyle, starting in your home.

Our stories are as ongoing as the ones we came from. Reservoir is as much a transparent experience to live with as it is products for change.



Our Unique Approach to Marketing

Marketing often promotes how products will 'fix' our problems. But when we follow our problem paths to their origin we find ourselves. Reservoir softens this journey by being ourselves - Jessie & Melinda. Two radically real mothers supporting their own self-inquiry, revisiting choices, and growing safely from their own judgement so as to make mental space for action. Reservoir will become a community steward by sharing these mothers of blended families and nine(!) children in their stumbling glory as they...



...
Play



...
Tend to their Homes




...
Stay Students



...
Return to Leading with Love

...
Fold in Nature

Our Target Consumers



Sarah
40%
Family, 3+
28 - 55 yrs old

Sarah is holding down at least two jobs, one of them she receives no salary for and gives all 168 hrs a week to. Sarah would beam to buy effective eco products that are available where she already shops, having those products be beautiful is pretty much her wet dream.



Sandra
38%
Couple
28 - 55 yrs old

Sandra and her partner always vote, give your favorite recs, they actually read the newsletters they subscribe to, and make sensible decisions. If they find an eco brand that walks its ethos and carry products that get the job done, they'll pay the matching price and event put in on subscription.



Audrey
14%
Single
22 - 50 yrs old

Audrey has the most disposable time and income. She gives a lot of that energy towards understanding eco-trends and current events. Show her a company she believes in — especially in a category that tends to be pretty bland — and she's not only a brand advocate, she's yours for life.



Kenesha
8%
Businesses
28-55 yrs old

Wherever textiles are in use - a woodsmith with a shop in their garage, farmer burning through overalls, fashion designer with delicate dresses, they've never imagined home products meeting utilitarian needs, show them it exists and watch the orders pop.

Market Opportunity

Market Opportunity

Powered by ultra-renewable microalgae-based biotechnology, Reservoir has a unique opportunity to outperform the current players in the eco-friendly household supply space in both performance and sustainability.

Global Laundry Detergent
Total Addressable Market

$64.7 Billion
4.8% CAGR

Global Eco-Laundry Detergent
Service Addressable Market

$39.8 Billion
4.34% CAGR



Obtainable Market

$200 Million
.5% Global Market Share



Competitive Positioning

Powered by ultra-renewable microalgae-based biotechnology, Reservoir has a unique opportunity to outperform the current players in the eco-friendly household supply space in both performance and sustainability.



Green brands have been paving transparency way by making their ingredient lists readily available. But even the most emerald of companies make cocktails out of existing surfactants, often using more than one in a single detergent. Creating the world's first microalgae surfactant not only places Reservoir leaps and bounds beyond (skin irritating) SLS and (deforesting) palm oil surfactants, it does better than the neutral ones and gives the world the first surfactant with the potential to heal.

5 Year Financial Projections

($'000)	2023	2024	2025	2026	2027
Revenue	150	2,714	6,746	8,933	12,575
COGs	(53)	(950)	(2,361)	(3,127)	(4,401)
Gross Margin	98	1,764	4,385	5,806	8,174
Gross Margin %	65%	65%	65%	65%	65%

OpEx	(895)	(2,341)	(4,205)	(5,405)	(6,544)
EBITDA	(797)	(577)	179	401	1,630
EBITDA %			3%	4%	13%

*Key Assumptions
- Sept '23 Launch Date
- Only 3 core products: Detergent, Softener, Laundry Bundle

Disclaimer: This slide contains forward looking projections that cannot be guaranteed.

Long-Term Vision

Reservoir's platform showcases the breadth of microalgae's potential. Our 360 approach allows customers to reinvent how they clean, care, nurture, heal, pamper, and mend at home. From home essentials to products that soothe and delight, the Reservoir collection delivers superior performance and sustainability.

Home	*Body*	*Beauty*	*Speciality*	*Apothecary*	*Market*
MICROALGAE...	MICROALGAE...	MICROALGAE...	MICROALGAE...	MICROALGAE...	MICROALGAE...
· Laundry soap	· Shampoo (adult + child)	· Face serum	· The new Castile soap	· Seasonal ally blends	· Measuring cup
· Textile brightener	· Conditioner (adult + child)	· Face cream	· Delicates + vintage cleanser	· Herbal teas	· Clothing pins
· Textile softener	· Hair oil	· Face scrub	· Outdoors citronella gel	· Herbal tonics	· Sewing kit
· Hand washing dish soap	· Toothpaste	· Face mask	· Spilanthes baby teething oil	· Herbal tinctures	· x Artist refill vessel series
· Dishwasher soap	· Oil pull	· Face lather	· Plant tea	· Electuaries	· Soap bar riser
· All-use cleansing spray	· Body cream	· Face hydrosol spray	· Sanitary gel	· Supplements	· Hand balm storage
· Window cleanser	· Body scrub	· Retinol face capsule	· Pet soap	· Elixirs	· Wash bin
· Bathroom cleanser	· Hand balm		· Herbal hair rinse	· Floral essences	· Hangers
· Toilet cleaner bombs	· Body oil		· Yoni oil	· Herbal soak teas	...
· Wood floor cleanser	· Deodorant		· Travel hydration and soap bar	· Baby rash soak tea	
	· Shaving oil		· Raw surface treatment	· Herbal soaking salts	
	· Bar lather		· Cast iron treatment	· Aromatherapy oils	

Our Winning Strategy

Goals & Aspirations



Create a line of products that makes eco-living possible for everyone.



Build an iconic, aspirational brand with tremendous market value.



Be a significant contributor to a more regenerative future.

How We Get There

❖ **SUPERIOR PRODUCT**
No Tradeoffs - Reservoir exceeds competitor performance in both the eco-friendly and conventional market

❖ **RELATABLE, UNIQUE BRAND**
Our founder-led, relevant and relatable brand is aspirational and stands out in a fragmented market.

❖ **GRASSROOTS GO-TO-MARKET**
We start strong with a +5 MILLION Influencer Community

❖ **PROPRIETARY HERO INGREDIENT**
Our strategic partnership with Checkerspot gives us exclusive access and competitive advantage.

The Ask
$3MM Seed

- ❖ Sales & Marketing (51%)
  - ➤ Press, Influencer Sampling, Digital Marketing
- ❖ COGs (25%)
  - ➤ Proprietary formulation partnership with Pureturgent, a leading B2B & white label sustainable detergent company
  - ➤ Positive product feedback with LTV driving indicators of repeat/frequency
- ❖ Team (20%)
  - ➤ Core team focused on brand, sales, & science
- ❖ OpEx (3%)



Note: $250k of our Seed round is being raised via our Community Round on Wefunder.

How we care for anything
is how we care for everything.

RESERVOIR





Thank you.